EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DIVIDENDS

(unaudited)

(In millions except ratio)

Nine Months Ended September 28, 2002
Fixed charges:
Interest expense	$251
Distributions on preferred securities of subsidiary trusts, net of income taxes	19
Estimated interest portion of rents	26
Total fixed charges	$296

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$363
Fixed charges *	277
Adjusted income	$640

Ratio of income to fixed charges	2.16

*     Adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes.